

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 10, 2007

Mr. Bill I. Pennington
Chief Financial Officer
Teton Energy Corporation
410 17th Street – Suite 1850
Denver, CO 80202

> **Re:** **Teton Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 19, 2007**
> **File No. 1-31679**

Dear Mr. Pennington:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Results of Operations 2006 Compared to 2005, page 29

1.   We note your disclosure of 2006 and 2005 operating income appears to differ
        from the definition of operating income. Please be advised that this disclosure is
        considered a non-GAAP measure. As such, you must provide all disclosures
        required by Item 10(e) of Regulation S-K, or remove such disclosure from your
        filing.

Liquidity and Capital Resources, page 32

2.   Revise your disclosure to explain why you anticipate utilizing working capital
        generated from ongoing operations to meet some of your capital commitments in
        2007, as this would represent a change in the reported trend for the past two
        years.

Cash Flows and Capital Expenditures, page 33

3.   Revise your disclosure to include a discussion of the following items which
        impacted your reported cash flow from operating activities for each fiscal year:

        •   your net loss and the material adjustments to reconcile such net loss to net
            cash used in operating activities, and
        •   the reasons for the reported changes in your assets and liabilities.

4.   Provide a detailed discussion of how the growth in revenue you cite contributed
        to the decrease in net cash used in operating activities, given the larger net loss
        you reported in 2006, or otherwise revise your discussion as appropriate.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Oil and Gas Derivatives, page F-9

5.   We note your disclosed policy and the related reporting of such items in your
        consolidated balance sheets and statements of operations. It is unclear if your
        derivatives are designated as a cash flow hedge, an ineffective portion of a cash
        flow hedge or not designated as a hedge. Based on the footnote disclosure, this
        gain appears to be an unrealized gain from a cash flow hedge. Tell us how you
        have designated these derivatives and why your reported treatment is appropriate.

Support your position based on the facts of your situation and reference to professional literature. We may have further comment.

6.   Based on your response to comment five, tell us why you believe the classification of the unrealized derivative gain in your statements of operations as "other income" is appropriate or revise these statements accordingly. Guidance regarding this matter may be found at Section II.K.2. of the "Current Accounting and Disclosure Issues in the Division of Corporation Finance" on our website at: http://www.sec.gov/divisions/corpfin/acctdis030405.htm#P656_106359.

7.   Based on your responses to comments five and six, revise your footnote disclosure to meet the requirements of Statement of Financial Accounting Standards (SFAS) 133 and Regulation S-X, Rule 4-08(n) and to report other comprehensive income and accumulated other comprehensive income under SFAS 130.

Oil and Gas Properties, page F-9

8.   You disclosed a critical accounting policy of not recognizing gain or loss on sales of partial interests in a proved property that do not significantly affect the amortization rate. Include a disclosure of your accounting policy for the realized gain or loss from sales of each type of proven property in this footnote, or tell us why such disclosure is not needed.

Note 12 – Unaudited Supplemental Oil and Gas Disclosures, page F-26

9.   Your 2006 Standard Measure of Oil and Gas (SMOG), as disclosed on page F-26, is significantly lower than the net book value of your proven oil and gas properties, as disclosed on page F-2. Explain the reasons for the difference between SMOG and capitalized costs and provide us with your 2006 impairment analysis under SFAS 144. We may have further comments.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761, or Kimberly Calder at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief